Exhibit 99.3
Wipro Limited
CONSOLIDATED AUDITED FINANCIAL RESULTS FOR THE QUARTER & NINE MONTHS ENDED DECEMBER 31, 2010
(. in Million, except share and per share data, unless otherwise stated)

		Quarter ended		Nine months ended		Year ended
		December 31,		December 31,		March 31,
	Particulars	2010	2009	2010	2009	2010
1	Net Income from Sales/Services	78,293	69,774	227,963	201,413	271,241
2	Cost of Sales / Services
	a) (Increase)/Decrease in stock in trade and work in progress	(192)	(825)	221	72	(323)
	b) Consumption of raw materials	3,496	2,350	10,237	8,615	13,070
	c) Purchase of traded goods	8,480	9,621	25,245	25,327	37,484
	d) Other expenditure	39,883	34,851	114,446	99,272	129,152
3	Gross Profit (1-2)	26,626	23,777	77,814	68,127	91,858
4	General and Administrative expenses	4,861	3,612	12,838	10,946	14,481
5	Selling and Distribution expenses	5,330	4,644	16,165	13,088	18,036
6	Depreciation and amortization	2,078	1,985	5,930	5,944	7,831
7	Operating Profit before interest (3) - (4+5+6)	14,357	13,536	42,881	38,149	51,510
8	Interest expense	427	203	1,297	1,334	990
9	Exceptional Items	—	—	—	—	—
10	Operating Profit after interest and Exceptional Items (7-8-9)	13,930	13,333	41,584	36,815	50,520
11	Other investment income	1,751	924	4,525	3,091	4,360
12	Profit from Ordinary Activities before tax (10+11)	15,681	14,257	46,109	39,906	54,880
13	Tax Expense (including Fringe Benefits Tax)	2,582	2,322	7,110	6,279	9,294
14	Net Profit from Ordinary Activities after tax (12-13)	13,099	11,935	39,000	33,627	45,586
15	Minority Interest	(71)	(31)	(286)	(139)	(185)
16	Share in Earnings of Associates	160	128	509	354	530
17	Extraordinary items (net of tax expense)	—	—	—	—	—
18	Net Profit for the period (14+15+16-17)	13,188	12,032	39,222	33,842	45,931
19	Paid up equity share capital (Face value Rs. 2 per share)	4,907	2,935	4,907	2,935	2,936
20	Reserves excluding Revaluation Reserves	224,242	177,434	224,242	177,434	193,355
21	EARNINGS PER SHARE (EPS)
	After extraordinary items (not annualised) Basic (in .)	5.41	4.95	13.94	16.10	18.91
	Diluted (in .)	5.39	4.91	13.82	16.03	18.75
	After extraordinary items (not annualised)
	Basic (in .)	5.41	4.95	13.94	16.10	18.91
	Diluted (in .)	5.39	4.91	13.82	16.03	18.75
22	Public shareholding *
	Number of shares	466,455,228	275,058,920	466,455,228	275,058,920	276,454,859
	Percentage of holding	19.01%	18.74%	19.01%	18.74%	18.83%
23	Promoters and promoter group shareholding
	a) Pledged/Encumbered
	— Number of shares	Nil	Nil	Nil	Nil	Nil
	— Percentage of shares (as a % of the total shareholding of promoter and promoter group)	Nil	Nil	Nil	Nil	Nil
	— Percentage of shares (as a % of the total share capital of the company)	Nil	Nil	Nil	Nil	Nil
	b) Non-encumbered
	— Number of shares	1,945,953,763 **	1,168,382,260 **	1,945,953,763 **	1,168,382,260 **	1,167,572,260 **
	— Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100%	100%	100%	100%	100%
	— Percentage of shares (as a % of the total share capital of the company)	79.31%	79.61%	79.31%	79.61%	79.52%
	Details of expenditure
	Items exceeding 10% of total expenditure
	Employee Cost	31,788	25,828	93,037	79,318	107,230

*	Public shareholding as defined under clause 40A of the listing agreement (excludes shares beneficially held by promoters and holders of American Depository Receipt).

**	Includes 10,843,333 (December 31, 2009: 7,316,000 and March 31, 2010: 6,506,000) equity shares on which Promoter does not have beneficiary interest.
Status of redressal of Complaints received for the period October 1, 2010 to December 31, 2010

			Opening	Complaints	Complaints
Sl.			balance	received during	disposed during
No.	Nature of the complaint	Nature	01.10.2010	the quarter	the quarter	Unresolved
1	Non Receipt of Securities	Complaint	—	18	18	—
2	Non Receipt of Annual Reports	Complaint	—	24	24	—
3	Correction / Duplicate/ Revalidation of dividend warrants	Request	—	50	50	—
4	SEBI/Stock Exchange Complaints	Complaint	—	5	5	—
5	Non Receipt of Dividend warrants	Complaint	—	101	101	—

	TOTAL		—	198	198	—

Note: There are certain pending cases relating to disputes over title to shares in which the company has been made a party.
However these cases are not material in nature.

1.	The audited consolidated financial results were approved by Directors of the Company at its meeting held on January 21, 2011.

2.	The above interim financial results have been prepared from the condensed consolidated interim financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

3.	The consolidated interim financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items that have been measured at fair value as required by relevant IFRS:-
a.	Derivative financial instruments;

b.	Available-for-sale financial assets; and

c.	Share based payment transactions.

4.	The condensed consolidated interim financial statements incorporate the financial statements of the Parent Company and entities controlled by the Parent Company (its subsidiaries). Control is achieved where a company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account.

All intra-company balances, transactions, income and expenses including unrealized income or expenses are eliminated in full on consolidation.

5.	The total revenues represent the aggregate revenue and includes foreign exchange gains / (losses), net.

6.	Derivatives

The Company is exposed to foreign currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investments in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investments in foreign operations. The counter party in these derivative instruments is a bank and the Company considers the risks of non-performance by the counterparty as non-material.
The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:
(in Million)

	As at
	March 31, 2010		December 31, 2010
Designated derivative instruments
Sell		$1,518		$1,124
		£31		£22
		¥4,578		¥3,414
	AUD	7	AUD	6
	CHF	—	CHF	3
Net investment hedges in foreign operations
Cross-currency swaps		¥26,014		¥24,511
Others		$262		$272
		€40		€40
Non designated derivative instruments
Sell		$45		$225
		£38		£64
		€29		€59
Buy		$492		$441
Cross currency swaps		¥7,000		¥7,000
7.	The list of subsidiaries is included in the condensed consolidated financial statements of Wipro Limited and subsidiaries for the quarter and nine months ended December 31, 2010, which are available on our company website www.wipro.com.

8.	Standalone information (Audited)

	Quarter ended December 31,		Nine months ended December 31,		Year ended
Particulars	2010	2009	2010	2009	March 31, 2010
Revenues	66,234	58,929	191,623	170,386	231,776
Profit before tax	14,549	14,353	41,250	41,793	56,887
Profit after tax	12,237	12312	35,060	36,612	48,979
9.	Segment Information

The Company is currently organized by segments, which includes IT Services (comprising of IT Services and BPO Services), IT Products, Consumer Care and Lighting and ‘Others’.

The Chairman of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, Operating Segments. The Chairman of the Company evaluates the segments based on their revenue growth, operating income and return on capital employed. The management believes that return on capital employed is considered appropriate for evaluating the performance of its operating segments. Return on capital employed is calculated as operating income divided by the average of the capital employed at the beginning and at the end of the period. Capital employed includes total assets of the respective segments less all liabilities, excluding loans and borrowings.
Information on reportable segments is as follows:
Three months ended December 31, 2009

				Consumer
	IT Services and Products			Care and		Reconciling
Particulars	IT Services	IT Products	Total	Lighting	Others	Items	Entity Total
Revenues	51,648	10,114	61,762	5,743	1,896	373	69,774
Cost of revenues	(33,610)	(8,956)	(42,566)	(3,048)	(1,921)	(231)	(47,766)
Selling and marketing expenses	(2,628)	(324)	(2,952)	(1,630)	(85)	(104)	(4,770)
General and administrative expenses	(3,160)	(232)	(3,392)	(317)	(38)	45	(3,702)

Operating income of segment	12,250	602	12,852	748	(148)	83	13,536

Finance expense							(203)
Finance and other income							924
Share of profits of equity accounted investees							128

Profit before tax							14,385
Income tax expense							(2,322)

Profit for the period							12,063

Depreciation and amortization expense			1,729	93	86	75	1,983
Average capital employed			112,365	18,823	5,562	86,927	223,677
Return on capital employed			46%	16%	(11)%	—	24%
Three months ended December 31, 2010

				Consumer
	IT Services and Products			Care and		Reconciling
Particulars	IT Services	IT Products	Total	lighting	Others	Items	Entity Total
Revenues	59,486	8,792	68,278	6,950	2,808	257	78,293
Cost of revenues	(38,951)	(7,736)	(46,687)	(3,955)	(2,604)	(284)	(53,530)
Selling and marketing expenses	(3,097)	(340)	(3,437)	(1,848)	(134)	(68)	(5,485)
General and administrative expenses	(4,227)	(308)	(4,535)	(292)	(87)	(7)	(4,921)

Operating income of segment	13,211	408	13,619	855	(17)	(102)	14357

Finance expense							(427)
Finance and other income							1,751
Share of profits of equity accounted investees							160

Profit before tax							15,841
Income tax expense							(2,582)

Profit for the period							13,259

Depreciation and amortization expense			1,709	105	89	90	2,078
Average capital employed			141,276	21,464	6,875	110,286	279,901
Return on capital employed			39%	16%	(1)%	—	21%
Nine months ended December 31, 2009

				Consumer
	IT Services and Products			Care and		Reconciling
Particulars	IT Services	IT Products	Total	Lighting	Others	Items	Entity Total
Revenues	149,894	29,305	179,199	16,500	4,858	856	201,413
Cost of revenues	(98,316)	(26,035)	(124,351)	(8,508)	(5,111)	(564)	(138,534)
Selling and marketing expenses	(7,270)	(1,017)	(8,287)	(4,741)	(217)	(255)	(13,500)
General and administrative expenses	(9,408)	(749)	(10,157)	(979)	(149)	55	(11,230)

Operating income of segment	34,900	1,504	36,404	2,272	(619)	92	38,149

Finance expense							(1,334)
Finance and other income							3,091
Share of profits of equity accounted investees							354
Profit before tax							40,260
Income tax expense							(6,279)
Profit for the period							33,981
Depreciation and amortization expense			5,187	320	214	223	5,944
Average capital employed			114,890	19,300	5,701	80,616	220,507
Return on capital employed			42%	16%	(14)%	—	23%

Nine months ended December 31, 2010
				Consumer
	IT Services and Products			Care and		Reconciling	Entity
Particulars	IT Services	IT Products	Total	Lighting	Others	Items	Total
Revenues	171,959	27,805	199,764	20,014	7,377	808	227,963
Cost of revenues	(111,773)	(24,724)	(136,497)	(10,909)	(7,017)	(982)	(155,405)
Selling and marketing expenses	(9,455)	(980)	(10,435)	(5,658)	(355)	(174)	(16,622)
General and administrative expenses	(11,202)	(824)	(12,026)	(867)	(227)	65	(13,055)

Operating income of segment	39,529	1,277	40,806	2,580	(222)	(283)	42,881

Finance expense							(1,297)
Finance and other income							4,525
Share of profits of equity accounted investees							509

Profit before tax							46,618
Income tax expense							(7,110)

Profit for the period							39,508

Depreciation and amortization expense			5,101	320	240	269	5,930
Average capital employed			140,618	20,899	7,072	105,352	273,941
Return on capital employed			39%	16%	(4)%	—	21%
The Company has four geographic segments: India, the United States, Europe and Rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

	Three months ended				Nine months ended
	December 31,				December 31,
	2009		2010		2009		2010
India	.	15,661	.	16,737	.	45,528	.	48,778
United States		29,879		32,462		89,190		94,775
Europe		14,543		18,851		41,578		49,080
Rest of the world		9,691		10,243		25,117		35,330

	.	69,774	.	78,293	.	201,413	.	227,963

No client individually accounted for more than 10% of the revenues during the three months and nine months ended December 31, 2009 and 2010.
Notes:
a)	The company has the following reportable segments:
i)	IT Services: The IT Services segment provides IT and IT enabled services to customers. Key service offering includes software application development, application maintenance, research and development services for hardware and software design, data center outsourcing services and business process outsourcing services.

ii)	IT Products: The IT Products segment sells a range of Wipro personal desktop computers, Wipro servers and Wipro notebooks. The Company is also a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

iii)	Consumer Care and Lighting: The Consumer Care and Lighting segment manufactures, distributes and sells personal care products, baby care products, lighting products and hydrogenated cooking oils in the Indian and Asian markets.

iv)	The Others’ segment consists of business segments that do not meet the requirements individually for a reportable segment as defined in IFRS 8.

v)	Corporate activities such as treasury, legal and accounting, which do not qualify as operating segments under IFRS 8, and elimination of inter-segment transactions have been considered as ‘reconciling items’.
b)	Revenues include excise duty of .220 and .264 for the three months ended December 31, 2009 and 2010, respectively and .604 and .747 for the nine months ended December 31, 2009 and 2010, respectively. For the purpose of segment reporting, the segment revenues are net of excise duty. Excise duty is reported in reconciling items.

c)	For evaluating performance of the individual business segments, stock compensation expense is allocated on the basis of straight line amortization. The incremental impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual business segments is reported in reconciling items.

d)	For evaluating the performance of the individual business segments, amortization of intangibles acquired through business combinations are reported in reconciling items. Accordingly, comparative period information has been reclassified.

e)	The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. Corporate treasury provides internal financing to the business units offering multi-year payments terms. Accordingly, such receivables are reflected in capital employed in reconciling items. As of December 31, 2009 and 2010, capital employed in reconciling items includes .7,249 and .11,597 respectively, of such receivables on extended collection terms.

f)	Operating income of segments is after recognition of stock compensation expense arising from the grant of options:

	Three months ended				Nine months ended
	December 31,				December 31,
Segments	2009		2010		2009		2010
IT Services	.	250	.	339	.	902	.	878
IT Products		20		24		73		67
Consumer Care and Lighting		19		29		51		85
Others		4		10		14		23
Reconciling items		32		(90)		(79)		(293)

Total	.	325	.	312	.	961	.	760

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

10.	The Company has granted Nil options under RSU Options Plan during the three months ended December 31, 2009 and 2010, respectively and 5,000 and 6,661,180 options under RSU Options Plan during the nine months ended December 31, 2009 and 2010, respectively.

11.	Dividend

On January 21, 2011, the Board of Directors of the Company declared an interim dividend of .2 ($0.04) per equity share and ADR (100% on an equity share of par value of .2).

RK SWAMY/BBDO 2271
Place: Bangalore Date: January 21, 2011	By Order of the Board, for Wipro Ltd. Azim H Premji Chairman	WIPRO LIMITED Regd. Office: Doddakannelli, Sarjapur Road, Bangalore — 560 035. www.wipro.com